SIMPSON THACHER & BARTLETT LLP
425 Lexington Avenue
New York, New York 10017

July 24, 2012

VIA EDGAR

Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C.  20549

Attention: Christina Chalk

Re:            Elster Group SE

Schedule TO-T filed July 9, 2012

Schedule TO-T/A filed July 10, 2012

Schedule TO-T/A filed July 16, 2012

Schedule TO-T/A filed July 17, 2012

Filed by Mintford AG and Melrose PLC

SEC File No. 5-86098

Ladies and Gentlemen:

On behalf of our clients, Melrose PLC (“Melrose”) and Mintford AG (“Bidder”), we are submitting this letter in response to the written comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 17, 2012 (the “Comment Letter”), with respect to the Tender Offer Statement on Schedule TO-T filed by Melrose and Bidder with the Commission on July 9, 2012 and amended on July 10, July 16 and July 27, 2012 (as amended, the “Schedule TO-T”).

Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO-T.

In connection with this letter responding to the Staff’s comments, we are filing Amendment No. 4 to the Schedule TO-T (the “Schedule TO-T Amendment”) with the Commission electronically via the EDGAR system today.

Set forth below are the headings and text of the comments raised in the Comment Letter, followed by Melrose’s responses thereto.

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Schedule TO-T – Exhibit (a)(1)(A) – Offer to Purchase dated July 9, 2012

Summary Term Sheet – Can the Offer be extended and if so, under what circumstances can or will the Offer be extended?, page 6

1.                                    Tell us in your response letter whether the Offer is subject to a maximum time limit under German law. If so, how will you extend if required to so under US federal securities laws as you state that you will in this section? We may have further comments after reviewing your response.

Response

In response to the Staff’s comment, Melrose notes that the Offer is not subject to a maximum time limit under German law. The German Securities Acquisition and Takeover Act and the related implementing regulations (the “German Takeover Act”) regulates, among other things, how long tender offers that are subject to the German Takeover Act may remain open.  However, the German Takeover Act does not apply to the Offer because there is no listing of the ADSs or Ordinary Shares outside of the United States (the ADSs are only listed in the United States on the NYSE and the Ordinary Shares are not listed on any securities exchange).

Upon the successful consummation of the Offer, will ADSs continue to be listed and traded on the NYSE          ?, page 9

2.                                    With respect to possible second step transactions after this Offer is consummated, clarify whether the form of the consideration (cash) would remain the same. In addition, disclose the form of these potential transactions where possible and clarify whether US laws would apply.

Response

In response to the Staff’s comment, Melrose has revised the disclosure in the Offer to Purchase under “Summary Term Sheet—Upon the successful consummation of the Offer, will ADSs continue to be listed and traded on the NYSE and will ADSs and Ordinary Shares be registered under the Exchange Act?”, “Summary Term Sheet—Will this Offer be followed by a squeeze-out of minority shareholders if not all the Shares are tendered?” and “Summary Term Sheet— Will you exercise control over Elster if the Offer is consummated?” to clarify that the form of consideration in any second step transaction would be cash and to disclose which of the potential second step transactions would be subject to U.S. securities laws.  The revised sections are marked below (please also note that a number of the following revisions are intended to address the Staff’s comments nos. 3-5, as set forth in more detail below in the response to such comments).

Upon the successful consummation of the Offer, will ADSs continue to be listed and traded on the NYSE and will ADSs and Ordinary Shares be registered under the Exchange Act?

Following the consummation of the Offer, there may then be so few remaining ADS holders and publicly held ADSs that such ADSs will no longer be eligible to be listed and traded on the NYSE or any other securities exchange and there may not be a public trading market for such ADSs. In addition, if the Offer is consummated, we will have the ability to take all necessary steps to voluntarily delist the ADSs from the NYSE. Under existing German law, such application would require the approval of the Elster shareholders by a majority of the votes cast. If Elster voluntarily delists the ADSs from the NYSE, under existing German case law an offer to all of the then outstanding shareholders of Elster to acquire the Shares in exchange for “fair cash compensation” (as described in “Section 12—

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Purpose of the Offer; Plans for Elster”) would be required. In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such “fair cash compensation.” In such case, the amount of such “fair cash compensation” that would be paid to shareholders of Elster in connection with such delisting will be determined on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders’ meeting in which a resolution to effect a complete delisting is adopted, and may be higher, lower or the same as the Offer Price. See “Section 7—Possible Effects of the Offer on the Market for the Shares; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations” and “Section 12—Purpose of the Offer; Plans for Elster.”

Will this Offer be followed by a squeeze-out of minority shareholders if not all the Shares are tendered?

The purpose of the Offer is to acquire control of, and the entire equity interest in, Elster. Following the consummation of the Offer, we expect to own more than 75% of the share capital of Elster, which is the voting power sufficient to require Elster to enter into a domination agreement as discussed below and elsewhere in this Offer to Purchase. If we do enter into a domination agreement, which we expect to do if following the consummation of the Offer we own more than 75% but less than 90% of the share capital of Elster, we will be required under German law to make an offer to all of the then outstanding shareholders of Elster to acquire the Ordinary Shares in exchange for “fair cash compensation” and to pay minority shareholders who do not accept such offer a guaranteed dividend. In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such “fair cash compensation.” Any minority shareholders who continue to hold Shares at such point will still be able to exercise all of their rights as shareholders, including the right to participate in general meetings of shareholders, voting rights and information rights.

Once we acquire 90% or more of the share capital of Elster, we currently intend to implement a squeeze-out of remaining minority shareholders, which can be done through one of two procedures under applicable German law.

If, following the consummation of the Offer or at a later date, we own 95% or more of the total share capital of Elster, we could (and currently intend to) bring about the adoption of a resolution by the general shareholders~~’~~’ meeting of Elster pursuant to Sections 327a et seq. of the German Stock Corporation Act requiring transfer of the Ordinary Shares held by the minority shareholders of Elster to us in exchange for cash in an amount equal to “fair cash compensation.” This procedure is referred to as a “Squeeze-out.” The transfer of Ordinary Shares under a Squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Elster (therefore, securities laws of the United States applicable to tender offers would not apply to such transfer). Following the registration of such resolution, the remaining holders of Ordinary Shares would only have a right to receive the “fair cash compensation”, and their Ordinary Shares would no longer represent an equity interest in Elster. The amount of the “fair cash compensation” that would be paid to minority shareholders in connection with a Squeeze-out will be determined by us and reviewed by a court-appointed expert auditor on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders~~’~~’

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meeting in which a resolution to effect the Squeeze-out is adopted, and may be higher, lower or the same as the Offer Price. See “Section 12—Purpose of the Offer; Plans for Elster.”

~~In addition, if~~If, following the consummation of the Offer or at a later date, we own 90% or more, but less than 95%, of the total share capital of Elster, we may procure the entry into a merger agreement between Elster and Bidder followed by a squeeze-out resolution of Elster shareholders pursuant to Section 62 para. 5 of the German Transformation Act, to be adopted within a three month period after the entry into the merger agreement between Elster and Bidder. Once we own 90% or more of the total share capital of Elster, unless we believe at such time that we are likely to acquire within a reasonable time period sufficient additional Shares to bring our ownership level to 95% or more of the total share capital of Elster such that we can implement the Squeeze-out discussed in the paragraph above, we could (and currently intend to) procure the entry into such a merger agreement between Elster and Bidder followed by such squeeze-out resolution. As a consequence of such squeeze-out resolution, the Ordinary Shares held by the minority shareholders will be transferred to us in exchange for cash in an amount equal to “fair cash compensation.” This procedure is referred to as a “Merger Squeeze-out”. The transfer of Ordinary Shares under a Merger Squeeze-out would not involve a tender offer and would occur by operation of German law upon registration of the Merger Squeeze-out resolution in the commercial register of Elster and the merger in the commercial registers of Elster and the Bidder (therefore, securities laws of the United States applicable to tender offers would not apply to such transfer). Following the registration of such resolution, the remaining holders of Ordinary Shares would only have a right to receive the “fair cash compensation”, and their Ordinary Shares would no longer represent an equity interest in Elster. The amount of the “fair cash compensation” that would be paid to minority shareholders in connection with a Merger Squeeze-out will be determined by us and reviewed by a court-appointed expert auditor on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders~~’~~’ meeting in which a resolution to effect the Merger Squeeze-out is adopted, and may be higher, lower or the same as the Offer Price. See “Section 12—Purpose of the Offer; Plans for Elster.”

In the Squeeze-out, the Merger Squeeze-out, the offer related to the domination agreement or the offer related to the delisting, all Elster shareholders would be treated in the same manner.

Will you exercise control over Elster if the Offer is consummated?

Following the consummation of the Offer, we expect to own more than 75% of the share capital of Elster, which is the voting power sufficient to require Elster to enter into a domination agreement with us pursuant to which Elster submits itself to the direction of Melrose and/or Bidder and Melrose and/or Bidder would be authorized to issue binding orders to the Elster Administrative Board and would thereby control the management of Elster’s business affairs. If we do enter into a domination agreement, which we expect to do, we will be required under German law to make an offer to all of the then outstanding shareholders of Elster to acquire the Ordinary Shares in exchange for “fair cash compensation” and to pay minority shareholders who do not accept such offer a guaranteed dividend. In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such “fair cash compensation.” The amount of the “fair cash compensation” and guaranteed dividend

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that would be paid to minority shareholders in connection with the entering into a domination agreement will be determined by us and Elster and reviewed by a court-appointed expert auditor on the basis of an analysis of the fair enterprise value of Elster at the time of the shareholders’ meeting in which a resolution with respect to the entering into of such an agreement by Elster is adopted. The amount of the “fair cash compensation” may be higher, lower or the same as the Offer Price. See “Section 12—Purpose of the Offer; Plans for Elster.”

In addition, Melrose has made corresponding changes in the Offer to Purchase under “Introduction” and “Section 12—Purpose of the Offer; Plans for Elster,” as set forth in the Schedule TO-T Amendment.

Will this Offer be followed by a squeeze-out of minority shareholders if not all Shares are tendered?, page 9

3.                                    In the first paragraph in this section, you describe your “current intent” to conduct a squeeze out if you own 95% or more of the total share capital after consummation of the Offer. In the second paragraph, in describing what you will do if you own 90% or more of the total share capital of Elster after the Offer you state that you “may” enter into a merger agreement followed by a squeeze out. Describe your current intent with respect to the latter scenario. If your intentions are unknown at this time, clarify this and describe the factors upon which a decision would be made.

Response

In response to the Staff’s comment, Melrose has supplemented the disclosure in the Offer to Purchase under “Summary Term Sheet—Will this Offer be followed by a squeeze-out of minority shareholders if not all the Shares are tendered?” by adding the following sentence in such section, as marked in the response to comment no. 2 above:

Once we own 90% or more of the total share capital of Elster, unless we believe at such time that we are likely to acquire within a reasonable time period sufficient additional Shares to bring our ownership level to 95% or more of the total share capital of Elster such that we can implement the Squeeze-out discussed in the paragraph above, we could (and currently intend to) procure the entry into such a merger agreement between Elster and Bidder followed by such squeeze-out resolution.

In addition, Melrose has made corresponding changes in the Offer to Purchase under “Introduction” and “Section 12—Purpose of the Offer; Plans for Elster” as set forth in the Schedule TO-T Amendment.

4.                                   Describe your intentions with respect to a second step transaction (or lack thereof) if you complete the Offer but obtain less than 90% of the total share capital of Elster and the ADSs are not delisted from the NYSE. Clarify whether US security holders would be included and treated in the same manner as other remaining target holders.

Response

In response to the Staff’s comment, Melrose has supplemented the disclosure in the Offer to Purchase under “Summary Term Sheet—Will this Offer be followed by a squeeze-out of minority shareholders if not all the Shares are tendered?” by adding the following text to the beginning of such section as marked the response to comment no. 2 above:

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The purpose of the Offer is to acquire control of, and the entire equity interest in, Elster. Following the consummation of the Offer, we expect to own more than 75% of the share capital of Elster, which is the voting power sufficient to require Elster to enter into a domination agreement as discussed below and elsewhere in this Offer to Purchase. If we do enter into a domination agreement, which we expect to do if following the consummation of the Offer we own more than 75% but less than 90% of the share capital of Elster, we will be required under German law to make an offer to all of the then outstanding shareholders of Elster to acquire the Ordinary Shares in exchange for “fair cash compensation” and to pay minority shareholders who do not accept such offer a guaranteed dividend. In the U.S., such an offer would be made through a tender offer that would be open to all remaining shareholders of Elster, and would be conducted in accordance with U.S. securities laws applicable to tender offers, for an amount in cash equal to such “fair cash compensation.” Any minority shareholders who continue to hold Shares at such point will still be able to exercise all of their rights as shareholders, including the right to participate in general meetings of shareholders, voting rights and information rights.

Once we acquire 90% or more of the share capital of Elster, we currently intend to implement a squeeze-out of remaining minority shareholders, which can be done through one of two procedures under applicable German law.

5.                                    Describe any rights afforded to remaining Elster shareholders if you enter into a domination agreement with Elster, as you state you intend to do.

Response

In response to the Staff’s comment, Melrose has supplemented the disclosure in the Offer to Purchase under “Summary Term Sheet—Will this Offer be followed by a squeeze-out of minority shareholders if not all the Shares are tendered?” by adding the following sentence in such section, as marked in the response to comment no. 2 above:

Any minority shareholders who continue to hold Shares at such point will still be able to exercise all of their rights as shareholders, including the right to participate in general meetings of shareholders, voting rights and information rights.

In addition, Melrose has made corresponding changes in the Offer to Purchase under “Section 12—Purpose of the Offer; Plans for Elster” as set forth in the Schedule TO-T Amendment.

Possible Effects of the Offer on the Market Price for the ADSs; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulation, page 26

6.                                    Information about what will happen to securities that remain outstanding after the successful consummation of a tender offer is critical to security holders currently faced with an investment decision. Update the disclosure regarding the two constitutional challenges to the applicable German law concerning delistings and specifically, with respect to the decision of the German Constitutional Court anticipated to be delivered on July 11, 2012. Revise the disclosure throughout the offer materials, as appropriate, to address the decision and its impact on your next steps after consummation of this offer, including with respect to the requirement that the delisting application is subject to the approval of the Elster shareholders.

Response

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In response to the Staff’s comment, Melrose has revised the disclosure in the Offer to Purchase under “Section 7—Possible Effects of the Offer on the Market for the ADSs; Stock Exchange Listing; Registration under the Exchange Act; Margin Regulations—NYSE Listing” by amending and restating the paragraph discussing the constitutional challenges in its entirety as follows:

On July 11, 2012, the German Constitutional Court upheld existing case law by the German Federal Court applicable to delistings as described above from two constitutional complaints.

Elster Unaudited Prospective Financial Information, page 28

7.                                     We note that the projections presented on pages 29-30 of the Offer to Purchase have apparently not been prepared in accordance with US GAAP. As a result, advise as to what consideration you have given as to whether the projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your disclosure.

Response

In response to the Staff’s comment, Elster has provided Melrose with a reconciliation of the Adjusted EBITDA and Net Working Capital non-GAAP financial measures contained in the Mid Term Plan.  Elster has advised Melrose that a reconciliation of non-GAAP to GAAP figures exists only with respect to such Mid Term Plan case and not with respect to the Mid Term Plan Excluding Contingencies and the Mid Term Plan Sensitivity cases that are included in the Offer to Purchase for the reasons that follow:

▪              The Mid Term Plan Excluding Contingencies case was prepared on the basis of input from individual business units of Elster, which was then aggregated by Elster. These aggregated figures were analyzed by Elster for purposes of the preparation of the Mid Term Plan and adjusted for contingencies at the segment level to get to the Mid Term Plan case.  A reconciliation of non-GAAP to GAAP figures was then prepared by Elster for the Mid Term Plan case as part of the five-year plan.  No corresponding detail was prepared by Elster’s management for the Mid Term Plan Excluding Contingencies case.

▪              The Adjusted EBITDA figure in the Mid Term Plan Sensitivity case was arrived at by Elster for the relevant years by applying a simple arithmetic adjustment to the revenue and cost figures to consider the mathematical impact of possible negative exogenous effects in the future. No separate analysis or re-calculation was performed by Elster with respect to the line-item components that would form the basis of a reconciliation.

Accordingly, Elster has advised Melrose that a reconciliation of non-GAAP to GAAP figures exists only with respect to the Mid Term Plan case and Melrose has not been provided with any additional reconciling information.

Melrose therefore has supplemented the disclosure in the Offer to Purchase under “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” to reconcile Adjusted EBITDA and Net Working Capital in the Mid Term Plan by adding the following at the end of such section:

For the years following 2012, Elster did not provide any reconciliations of non-GAAP financial measures included in the unaudited prospective financial information described above to Melrose prior to signing the Investment Agreement. All the cautionary considerations noted above with respect to such unaudited prospective financial information apply to the reconciling information related to non-GAAP financial information below. In addition, the disclosure below should not be understood to suggest any greater level of precision to such unaudited prospective financial information as a result of the additional numerical specificity provided. Elster has advised us that the information contained in the reconciliation below was prepared at the same time as such unaudited prospective financial information in May 2012 and that no updating or other review of such unaudited prospective financial information has been done by Elster’s management since then. In light of the foregoing factors, readers of this Offer to Purchase are cautioned not to place any reliance on the reconciling information set forth below.

Reconciliation of Adjusted EBITDA for the Mid Term Plan

(US$m)	2012E	2013E	2014E	2015E	2016E	2017E
Net Income from continuing operations	92.7	137.5	172.8	214.1	243.6	259.6
Income tax expense	42.1	62.2	78.2	96.8	110.2	117.4
Interest expense, net	38.1	36.9	32.6	31.9	23.7	20.0
Depreciation and amortization	81.5	78.2	82.6	82.1	84.5	87.3
Management Adjustments:
- Operational Excellence Program Costs	36.7	16.1	10.5	N/A	N/A	N/A
- Other	0.9	N/A	N/A	N/A	N/A	N/A
Adjusted EBITDA	292.0	330.9	376.8	424.9	461.9	484.4

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Reconciliation of Net Working Capital for the Mid Term Plan

(US$m)	2012E	2013E
Accounts Receivable	303.8	303.9
Inventory	169.6	180.9
Accounts Payable	218.1	228.7
Net Working Capital I (a)	255.3	256.2
Advanced Payments	23.7	24.5
Net Working Capital II (b)	231.6	231.7

(a)       Net Working Capital I is a non-GAAP financial measure that Elster defines for purposes of the Mid Term Plan as accounts receivable plus inventories minus accounts payable.

(b)  Net Working Capital II is a non-GAAP financial measure that Elster defines for purposes of the Mid Term Plan as accounts receivable plus inventories minus accounts payable and advanced payments (which were assumed for purposes of the unaudited prospective financial information to be US$ 23.7 million for 2012 and US$ 24.5 million for 2013). Please note that such assumed amounts with respect to advanced payments were not specifically disclosed to Melrose in the unaudited prospective financial information.”

8.                                     For the projections provided, summarize the limitations on and the assumptions underlying them.

Response

In response to the Staff’s comment, Melrose has supplemented the disclosure in the Offer to Purchase under “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” by adding the following sentence to such section:

We have been advised by Elster that underlying the Mid Term Plan are various key assumptions (any of which could turn out to be incorrect), including that (i) revenue growth will be driven primarily by (a) continued adoption of advanced metering solutions across Electricity, Gas and Water segments and (b) a growing trend toward gasification and accelerated adoption of gas utilization product offerings; (ii) certain charges (and ultimately savings) will be realized as a result of Elster’s operational excellence plan, which is likely to

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include consolidation of operations and sites in the United States and Europe, relocating product lines, and increasing Elster’s mix of production in low-cost countries; (iii) foreign exchange rates of the US Dollar against various global currencies will remain constant between the years 2012 and 2017; and (iv) annual price inflation and wage increases will remain stable between the years 2012 and 2017 in most relevant geographies/countries.

9.                                     Refer to the disclaimer in capital letters in the last paragraph of this section on page 31. It is inappropriate for the parties who prepared these projections and those who included them in the offer materials to disclaim any responsibility for their reasonableness, accuracy or completeness. While you may appropriately warn Elster security holders about the limits of the projections and the uncertainty about future performance predictions, please revise the disclaimer consistent with our comment.

Response

In response to the Staff’s comment, Melrose has revised the disclaimer in the Offer to Purchase under “Section 8—Certain Information Concerning Elster—Elster Unaudited Prospective Financial Information” as marked below:

READERS OF THIS OFFER TO PURCHASE ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH ABOVE. NO REPRESENTATION IS MADE BY MELROSE, BIDDER, ELSTER OR ANY OF THEIR RESPECTIVE OFFICERS, DIRECTORS, ADVISORS OR REPRESENTATIVES TO ANY ELSTER SHAREHOLDERS REGARDING THE ULTIMATE PERFORMANCE OF ELSTER COMPARED TO THE INFORMATION INCLUDED IN THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION. NONE OF MELROSE, BIDDER, ELSTER AND THEIR RESPECTIVE OFFICERS, DIRECTORS, ADVISORS AND REPRESENTATIVES ~~(A) ACCEPTS ANY RESPONSIBILITY FOR THE VALIDITY, REASONABLENESS, ACCURACY OR COMPLETENESS OF THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION OR (B)~~ UNDERTAKES TO UPDATE OR OTHERWISE REVISE THE ABOVE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Background of the Offer; Contacts with Elster, page 35

10.                             We note the disclosure here that both Elster and Melrose engaged financial advisors during the negotiations leading up to this Offer. Clarify whether German shareholders have or will receive disclosure about the financial advisors including documents or other materials produced by them different than what is being provided here. We may have further comments.

Response

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In response to the Staff’s comment, Melrose notes that German shareholders have not and will not receive disclosure about the financial advisors (including documents or other materials produced by them) that is different from disclosure provided to all shareholders of Elster in connection with the Offer.

Conditions to the Offer, page 55

11.                              Refer to offer condition (ix) on page 57. Briefly describe the “obligations” and “compensation matters” referenced here and how they relate to this offer, such that target security holders can fully understand this offer condition. We may have additional comments.

Response

In response to the Staff’s comment, Melrose has revised the disclosure in the Offer to Purchase under “Section 15—Conditions to the Offer” by adding the following sentence to such section in a new paragraph immediately following the list of conditions in such section:

The obligations referred to in clause (ix) above require that Elster (acting through the compensation committee of the Elster Administrative Board and/or the Elster Administrative Board, as required in the individual case), prior to the Acceptance Time, shall take all such actions as may be required to cause any agreements, arrangements or understandings that have been or will, prior to the Acceptance Time, be entered into by Elster or any member of Elster Group with current or future directors, officers or employees of Elster and members of Elster Group (including pursuant to the Investment Agreement and the transactions contemplated thereby) pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

In connection with the Comment Letter and Melrose’s responses thereto, Melrose acknowledges that

•                  Melrose and Bidder are responsible for the adequacy and accuracy of the disclosure in the filing;

•                  Staff’s comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  Melrose and Bidder may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

*       *       *

Please do not hesitate to contact me at 212-455-2225 with any questions or comments you may have.

Very truly yours,

/s/ Eric M. Swedenburg
Eric M. Swedenburg

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cc:	Garry Barnes
Melrose PLC

Adam Signy
Simpson Thacher & Bartlett LLP